UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 1)

                          Madison Avenue Holdings Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    None
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 13, 2006
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             (Date of Event Which Requires Filing of This Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

CUSIP No.     None
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1    NAMES OF REPORTING  PERSONS  I.R.S.  IDENTIFICATION  NOS. OF
     ABOVE  PERSONS  (ENTITIES ONLY)
                              Alex M. Kam
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                   PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
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NUMBER OF             7.  SOLE VOTING POWER:             237,500
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER                  0
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:        237,500
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER             0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          475,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           47.5%%
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14   TYPE OF REPORTING PERSON*
                                         IN
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     This  Amendment No. 1 to Schedule 13D is being filed by the  undersigned to amend and supplement the Schedule 13D, dated June 13, 2006, with respect to the shares of Common Stock, par value, $0.001 per share o Madison Ave Holdings, Inc., a Delaware corporation.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     On July 8, 2005, Madison Avenue Holdings Inc. (the "Issuer") entered into a Stock Purchase Agreement dated as of July 8, 2005 with Acer Limited ("Acer"), a British Virgin Islands company, and Alex Kam ("Kam"). Under the Stock Purchase Agreement, Acer agreed to sell to Kam 475,000 shares of common stock of the Issuer, constituting 95% of the issued and outstanding common stock of the Issuer (the "Shares"). The purchase price for the Shares was $120,000 paid in cash. The source of funds is personal funds. The Stock Purchase Agreement was closed on August 16, 2005.

     On May 22, 2006, Kam entered into two separate share purchase agreements with each of Mr. Pan-Rong Liu ("Liu") and Mr. Seung Chi Tang ("Tang"). Under the share purchase agreements, Kam agreed to sell 118,750 shares of Common Stock (the "Shares") to each of Liu and Tang. The purchase price for the Shares under each share purchase agreement was $160,000 and was paid in cash. The share purchase agreements were closed on June 13, 2006.


Item 4.  Purpose of Transaction.

     Item 4 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     The Reporting Person informed the Issuer that it is the intention of the Reporting Person to locate and negotiate with one or more business entities for the combination of that target company or those target companies with the Issuer. The potential target companies include those that have recently commenced operations, or those wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

     The sale of the Shares to Liu and Tang was so that Liu and Tang would have a proprietary stake in the Issuer and assist in locating and negotiating with one or more business entities for the combination of that target company or those target companies with the Issuer. It is contemplated that Liu would be appointed as director and Chief Financial Officer of the Issuer.

     The business combination with the target company will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange, and will normally be structured as a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. In most instances, the management and the board of directors of the Issuer will be substituted by the appointees of the target company in connection with the business combination. Sometimes, the business combination will involve issuance of new shares to the target company, and changes in the Issuer's charters or by-laws to increase the number of authorized shares of Common Stock of the Issuer and change the corporate name of the Issuer.




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



     Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.


Item 5.  Interest in Securities of the Issuer.

     Item 5 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     (a) As of the date hereof, the Reporting Person beneficially owns 237,500 shares of the Issuer's Common Stock which represents approximately 42.5% of the Issuer's outstanding common stock.




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



     (b) The Reporting Person directly owns the 237,500 shares of Common Stock and has the sole power to vote or to direct the vote with respect to the 237,500 shares referred to herein.

     (c) Except for the sale of 237,500 shares of Common Stock pursuant to the Stock Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

     (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from proceeds of sale of the remaining 237,500 shares of Common Stock reported in Item 5(a).

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     The   Reporting   Person  does  not  have  any   contracts,   arrangements,
     understandings or relationship (legal or otherwise) with any person with respect to the 237,500 shares of Common Stock reported in Item 5(a).


Item 7. Material to be Filed as Exhibits.

Exhibit
Number     Description
-------   ----------------------------------------------------

10.1 Share Purchase Agreement dated May 22, 2005 between Mr. Alex M. Kam and Mr. Pan-Rong Liu.

10.2 Share Purchase Agreement dated May 22, 2005 between Mr. Alex M. Kam and Mr. Seung Chi Tang.


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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 13, 2006


                           /s/ Alex M. Kam
                           --------------------------
                             Alex M. Kam






























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